Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The following press release was issued by Chicago Mercantile Exchange Holdings Inc. to on December 21, 2006:

20 S. Wacker Drive, Chicago, IL 60606 www.cme.com
Media Contacts
Anita Liskey, 312.466.4613
Laurie Bischel, 312.648-8698
news@cme.com

Investor Contact
John Peschier, 312.930.8491
CME - G

FOR IMMEDIATE RELEASE

Chicago Mercantile Exchange Holdings Inc. Files Form S-4 Registration

Statement Related to Proposed Merger with CBOT Holdings, Inc.

CHICAGO, Dec. 21, 2006 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) today announced the filing of a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC) containing a preliminary joint proxy statement/prospectus related to its proposed merger with CBOT Holdings, Inc. CME Holdings and CBOT Holdings stockholders and members of Chicago Board of Trade are expected to receive the final proxy statement and vote on the transaction and, in the case of members of the Chicago Board of Trade, related matters in the first quarter of 2007.

Important Merger Information

In connection with the merger transaction involving Chicago Mercantile Exchange Holdings Inc. (CME Holdings) and CBOT Holdings, Inc. (CBOT Holdings), CME Holdings has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) on December 21, 2006 containing a preliminary joint proxy statement/prospectus. The registration statement has not yet become effective. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. Investors and security holders are urged to read the final prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The final prospectus/proxy statement will be, and other documents filed or to be filed by CME Holdings with the SEC are or will be available free of charge at the SEC’s Web site ( http://www.sec.gov/ ) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME Holdings and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Holdings’ directors and executive officers is available in CME Holdings’ proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About CME Holdings

CME Holdings (NYSE, NASDAQ: CME) became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the Russell 1000® Index on July 1, 2003, and to the S&P 500® Index on Aug. 10, 2006. It is the parent company of Chicago Mercantile Exchange Inc., the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly owned subsidiary of CME Holdings.

Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect each companies performance may be found in their filings with the Securities and Exchange Commission, including the companies’ most recent Quarterly Reports on Form 10-Q, which can be obtained at its Web site at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Information contained on our Web site does not constitute a part of the prospectus relating to the proposed offering.